                                                                    Exhibit 12.1

                       ESTERLINE TECHNOLOGIES CORPORATION
                                 (In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

                                           2005      2004      2003      2002      2001
                                         -------   -------   -------   -------   -------
Income from continuing
   operations before income taxes        $67,670   $38,989   $40,605   $37,588   $72,835
Fixed charges (1)
   Interest expense                       18,159    17,336    11,991     7,117     7,658
   Amortization of debt issuance
      cost                                    56        56       703       167       178
   Interest included in rental expense     3,137     2,894     2,398     2,164     2,035
                                         -------   -------   -------   -------   -------
      Total                               21,352    20,286    15,092     9,448     9,871
Earnings (2)                             $89,022   $59,275   $55,697   $47,036   $82,706
Ratio of earnings available to cover
   fixed charges                             4.2       2.9       3.7       5.0       8.4

(1) Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

(2) Earnings consist of income from continuing operations before income taxes plus fixed charges.